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09059507

D STATES
HANGE COMMISSION
n, D.C. 20549

| SEC FILE NUMBER |
| 8 - 43169 |

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2008___ AND ENDING ___12/31/2008___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RidgeWorth Distributors LLC

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 302
(No. and Street)

Boston   MA   02110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike   614-416-8821
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- if individual. state last. first. middle name)

4 Becker Farm Road   Roseland   NJ   07068
(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing
Section

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

MAR 0 2 2009

............, DC

FOR OFFICIAL USE ONLY   111

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____J. Edward Pike_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ RidgeWorth Distributors LLC _____ , as of Dcember 31, _____ 20 08 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

_____
Notary Public

_____
Signature

Financial and Operations Principal
_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RIDGEWORTH DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Index

Facing Page



Report of Independent Public Accountants

To the Member
RidgeWorth Distributors LLC

We have audited the accompanying statement of financial condition of RidgeWorth Distributors LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited liability company), formerly Citizens Securities, Inc., as of December 31, 2008, and the related statements of income, changes in equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RidgeWorth Distributors LLC as of December 31, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 25, 2009

2

RIDGEWORTH DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 1,318,812
Distribution fees receivable	1,011,162
Prepaid expenses and other assets	15,197
Receivable from related party	12,500
Other receivables	32,437
Total assets	$ 2,390,108

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued distribution fees	$ 1,889,339
Accounts payable and accrued expenses	28,561
Payable to related parties	43,351
Total liabilities	1,961,251
Commitments and contingencies	
Member's equity	428,857
Total liabilities and member's equity	$ 2,390,108

See Notes to Financial Statements.

3

RIDGEWORTH DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Distribution fees	$ 5,999,557
Commissions	29,214
Base distribution fees	167,441
License and fees rebill	40,131
Other income	66,786
Total revenues	6,303,129
Expenses:	
Distribution expense	5,511,769
Commission expense	29,214
Administrative service fee to related party	422,160
Professional fees	27,500
Licenses and fees	40,131
Other expenses	7,992
Total expenses	6,038,766
Income before income taxes	264,363
Provision for income taxes	14,872
Net income	$ 249,491

See Notes to Financial Statements.

RIDGEWORTH DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CHANGES IN EQUITY
YEAR ENDED DECEMBER 31, 2008

	Stockholder's Equity				Member's Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Total	
Balance, December 31, 2007	$ 45,000	$ 821,422	$ 14,692	$ 881,114	
Net income - January 1, 2008 to July 31, 2008			215,634	215,634	
Distribution to Citizens Advisers, Inc.		(821,422)	(230,326)	(1,051,748)	
Balance, August 1, 2008	45,000	-	-	45,000	
Conversion to LLC - August 1, 2008	(45,000)			(45,000)	$ 45,000
Capital contribution					350,000
Net income - August 1, 2008 to December 31, 2008					33,857
Balance, December 31, 2008	$ -	$ -	$ -	$ -	$ 428,857

See Notes to Financial Statements.

RIDGEWORTH DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Operating activities:	
Net income	$ 249,491
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in distribution fees receivable	(367,312)
Increase in prepaid expenses and other assets	(15,197)
Increase in receivable from related party	(12,500)
Increase in other receivables	(32,437)
Increase in accrued distribution fees	1,827,708
Decrease in payable to related parties	(108,641)
Increase in accrued professional fees	24,921
Net cash provided by operating activities	1,566,033
Financing activities:	
Capital contribution	350,000
Distribution to Citizens Advisers, Inc.	(1,051,748)
Net cash used in financing activities	(701,748)
Net increase in cash	864,285
Cash, beginning of year	454,527
Cash, end of year	$ 1,318,812
Supplemental disclosure of cash flow data:	
Income taxes paid	$ 14,872

See Notes to Financial Statements.

RIDGEWORTH DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization:

RidgeWorth Distributors LLC (the "Company"), formerly known as Citizens Securities, Inc., is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors LLC ("Foreside" or the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

On July 16, 2008, Foreside, a wholly-owned subsidiary of Foreside Financial Group, LLC, acquired the outstanding common stock of the Company under a purchase and sale agreement (the "Acquisition") between Foreside and Citizens Advisers, Inc. ("Advisers").

Effective August 1, 2008, the Company adopted a limited liability company agreement and converted from a New Hampshire corporation to a Delaware limited liability company. Accordingly, the Company changed its name to RidgeWorth Distributors LLC. The limited liability agreement provides for the Company to exist in perpetuity.

Prior to the Acquisition, the Company performed broker/dealer services under a renewable distribution agreement with Citizens Funds. The distribution agreement ceased on March 31, 2008. Subsequent to the Acquisition, on August 20, 2008, the Company executed a distribution agreement with RidgeWorth Funds and RidgeWorth Variable Trust.

The Company serves as distributor and principal underwriter for RidgeWorth Funds as well as RidgeWorth Variable Trust (the "Funds") and substantially all of the Company's revenues are earned from the Funds or from the investment advisor to the Funds. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:

The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2008, the Company had cash in excess of insured limits of $1,065,546.

Note 2 - Summary of significant accounting policies (continued):

Revenue recognition:

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and, pursuant to EITF 85-24 "Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge," are accrued monthly. The distribution fees related to the Citizens Funds were earned based upon average net assets of funds under management of Advisers.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Such transactions are recorded as net commission income. Certain commission income is earned by the Company as the broker-dealer of record for investors who purchase directly from the Funds.

Base distribution fees not paid out of the Funds' 12b-1 plan are fees paid by the Funds' investment advisor for the provision of distribution services to the Funds. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' advisor to compensate the Company for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

Distribution and distribution related expense:

Distribution expense represents 12b-1 fees predominantly incurred to the dealer of record. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses (which are included in distribution fees payable and result from unpaid distribution fees and certain commission earned by the Company) include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit considerations. At December 31, 2008, no allowance for doubtful accounts was deemed necessary.

Note 2 - Summary of significant accounting policies (concluded):

Income taxes:

Effective August 1, 2008, as the Company is a single member limited liability company, the Company is considered a disregarded entity for Federal income tax purposes. Any income or loss generated is passed through to the member.

Up to the date of the Acquisition, as described in Note 1, the Company was a wholly-owned subsidiary of Advisers. Advisers was a subchapter "S" Corporation for Federal income tax purposes. Advisers and the Company will pay no Federal income tax on its earnings as such earnings will flow through to Advisers' shareholder for Federal income tax purposes. The Company and Advisers had entered into a state tax allocation arrangement under which the Company, through the date of the Acquisition, is included in the tax return filed by Citizens Advisers, Inc. The arrangement provided that the Company would pay to or receive from Citizens Advisers, Inc. amounts comparable to the taxes it would have provided on a separate company basis. For the period January 1, 2008 to July 16, 2008, the Company had $14,872 of state tax expense. The Company had no material deferred taxes as of the date of the Acquisition.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

New accounting pronouncements:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption of FIN 48 for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass-through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Company, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. Management does not expect the adoption of FIN 48 to have a material effect on the financial condition or the results of operations of the Company.

Note 3 - Related party transactions:

Prior to the Acquisition, pursuant to an expense sharing agreement, Advisers provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Advisers charged the Company an administrative service fee for these services designed to cover the costs of providing such services.

Since the Acquisition, Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services.

The aggregate administrative service fee charged by Advisers and Foreside for these services amounted to $422,160 for the year ended December 31, 2008. At December 31, 2008, amounts due to Foreside for these services amounted to $42,377. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

The Company made a capital distribution to Advisers on June 30, 2008 in the amount of $1,051,748.

The Company received a capital contribution from Foreside on August 26, 2008 in the amount of $350,000.

At December 31, 2008, $12,500 is due from another subsidiary of Foreside for expenses paid on behalf of the other subsidiary.

Note 4 - Net capital requirement:

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2008, the Company had net capital of $368,731, which was $237,981 in excess of its minimum required net capital of $130,750. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 5.32 to 1.

Note 5 - Regulatory compliance:

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

10

Note 6 - Contracts:

The Company has Distribution Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements continue through August 31, 2010. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds automatically for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to this agreement or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund. The Agreements are terminable without penalty with 60 days' prior written notice, by the Fund's Board of Trustees, by a vote of a majority of the outstanding voting securities of the respective Funds, or by the Company. The Company has also entered into a Distribution Services Agreement with the respective Fund's investment advisor (the "Services Agreement") which continues in effect through the term of the Distribution Agreements. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

In accordance with the Distribution Agreements, the Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

The Company is entitled to receive the compensation and reimbursement of the expenses set forth in the Distributor Services Agreement, based on the services selected. The Distributor Services Agreement contains a fixed annual fee plus a variable portion if additional services are provided. Pursuant to the Distributor Services Agreement, if the Funds are not authorized to compensate and reimburse the Company in full in accordance with the Agreement, the investment advisor shall compensate and reimburse the Company to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

The Company has agreements with third party financing agents with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under this agreement, the third party financing agent receives all contingent deferred sales charges, 12b-1 fees and shareholder servicing fees from the Funds. The financing agent pays the Company the amount of the commission due to the selling broker-dealers and the Company then remits such amount to the selling broker-dealers.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

RIDGEWORTH DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital:	
Member's equity	$ 428,857
Deduct nonallowable assets:	
Prepaid expenses	15,187
Receivable from affilate	12,500
Other receivables	32,437
Total	60,124
Net capital before haircuts on security positions	368,733
Haircuts on security positions - other	2
Net capital	$ 368,731
Aggregated indebtedness - total liabilities	$ 1,961,251
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 130,750
Excess net capital	$ 237,981
Excess net capital at 1,000%	$ 172,606
Ratio of aggregate indebtedness to net capital	5.32 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2008.

See Report of Independent Public Accountants.

RIDGEWORTH DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2008

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.



J.H. COHN LLP
Accountants and Consultants since 1919

Report of Independent Public Accountants on Internal Control

To the Member
RidgeWorth Distributors LLC

In planning and performing our audit of the financial statements of RidgeWorth Distributors LLC (the "Company"), (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited liability company), formerly Citizens Securities, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roseland, New Jersey
February 25, 2009



J.H. COHN LLP

Accountants and Consultants since 1919

Ranked Among the Top 20 Accounting and Consulting Firms in the United States
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www.jhcohn.com   1-877-704-3500

RidgeWorth Distributors LLC
(A Wholly-Owned Subsidiary of
Foreside Financial Group, LLC and
a Limited Liability Company), Formerly
Citizens Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2008